Filed Pursuant to Rule 433
Dated June 12, 2006
Registration Statement No. 333-84064
Supplementing Prospectus Supplement Dated June 12, 2006 and
Prospectus dated March 20, 2002

$275,000,000 6.300% SENIOR NOTES DUE 2016

Issuer:	Hospitality Properties Trust

Type:	SEC Registered

Size:	$275,000,000

Maturity:	June 15, 2016

Coupon (Interest Rate):	6.300%

Benchmark Treasury:	5.125% May 15, 2016

Benchmark Treasury Price and Yield:	101-3+; 4.981%

Spread to Benchmark Treasury:	1.37% (+137 basis points)

Yield to Maturity:	6.351%

Expected Ratings (Moody’s / S&P):	Baa2 / BBB

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2006

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time based on U.S. Treasury + 0.20% (+20 basis points) or at par on or after December 15, 2015

Price to Public:	99.627%

Settlement Date:	T+3; June 15, 2006

Denominations:	$1,000 x $1,000

CUSIP:	44106M AH 5

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets Corporation

Joint Lead Managers:	UBS Securities LLC and Wachovia Capital Markets, LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-(866) 500-5408 and (ii) RBC Capital Markets Corporation toll-free at 1-(866) 375-6829.